200 East Randolph Drive Chicago, Illinois 60601
Andrew J. Terry To Call Writer Directly: 312 861-2192 aterry@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

October 11, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Michele Anderson
John Harrington
Kathryn Jacobson
Dean Suehiro

Re:	Neutral Tandem, Inc.
Registration Statement on Form S-1
Filed on January 22, 2007
File No. 333-140127

Ladies and Gentlemen:

On behalf of Neutral Tandem, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments raised in your letter to the Company dated October 10, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the proposed revisions to the Registration Statement are enclosed and have been marked to show changes from the Registration Statement on Form S-1 filed October 4, 2007 (the “Registration Statement”). References to page numbers in our response are to page numbers in the Registration Statement. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

October 11, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Financial Operation Overview, page 31

Liquidity and Capital Resources, page 44

1.	We note your revisions in response to our prior comment eight. However, please further revise to clarify your disclosure on page 32 that you expect to incur approximately $2.3 million in network and facilities expenses in connection with your 12-month planned expansion. Why is the additional $5.9 million of expected capital expenditures in connection with installation of switches disclosed on page 44 not included in your discussion of switch start-up costs on page 32?

Response: The Company supplementally advises the Staff that the $5.9 million of expected capital expenditures disclosed on page 44 (under the subheading “Liquidity and Capital Resources”) reflects additional amounts to be reflected on the Company’s consolidated statements of cash flows. The Company’s disclosures on page 32 (under the subheading “Network and Facilities Expense”—a line item on the Company’s consolidated statements of operations) reflects additional amounts expected to be recognized on the Company’s consolidated statements of operations.

In response to the Staff’s comment however the Company will revise its disclosure on pages 32 and 44 of the prospectus substantially in the form attached hereto.

Stock-Based Compensation, page 36

2.

Please refer to your response to prior comment 9 in which you describe the significant factors contributing to the difference between your expected IPO range and the fair value of your stock as of June 30 and September 30, 2007. It is unclear to us how favorable trends that might have been known to you in previous quarters had more pronounced effects on your stock valuation in the third quarter, during which period, the fair value of your stock doubled compared to the fair values derived during the first and the second quarter. Your statement that “the Company continues to experience the same factors as those discussed in the previous quarter” indicates that no new significant developments have occurred and that the favorable trend that you experienced in the preceding quarters continues to be sustained. Please advise us. To facilitate our understanding of the change in your valuation and your assumptions, please provide us a schedule that illustrates how you calculated the fair value of your common stock over the twelve months separately

Securities and Exchange Commission

October 11, 2007

identifying the values derived using the income approach and the market approach, the valuation resulting from the equal weighting, and the corresponding liquidity adjustments. For any significant change in any of the variables impacting the resultant fair value of your stock under either approach during the period, please describe the underlying circumstances and quantify the effects on the resultant values derived under the income or the market approach.

Response: The Company acknowledges the Staff’s comment and supplementally provides the Staff Exhibits 2.1 and 2.2. Further, the Company advises the Staff that valuations are prepared at the end of each quarter and are used to determine the common value for the following quarter. For example, the valuation as of March 31, 2007 ($4.14) was calculated shortly following the close of the March 31, 2007 quarter (the first quarter). This valuation was then used as the common value during the second quarter ending June 30, 2007 and to set the exercise prices of all option grants during that quarter. Therefore, the first quarter 2007 valuation was used as the valuation during the second quarter of 2007. The Company does consider significant events from the valuation date to the grant date, however, there were no instances of this occurring.

In response to the following from Comment 2 please see Exhibit 2.1:

“To facilitate our understanding of the change in your valuation and your assumptions, please provide us a schedule that illustrates how you calculated the fair value of your common stock over the twelve months separately identifying the values derived using the income approach and the market approach, the valuation resulting from the equal weighting, and the corresponding liquidity adjustments.”

In response to the following from Comment 2 please see Exhibit 2.2:

“For any significant change in any of the variables impacting the resultant fair value of your stock under either approach during the period, please describe the underlying circumstances and quantify the effects on the resultant values derived under the income or the market approach.”

In response to the remaining items from Comment 2, the Company acknowledges the Staff’s comments and we have addressed these items in its responses to Comments 3 through 5.

3.	In particular, you state that the income approach was favorably impacted during the third quarter when, during the period, “the Company exceeded its projected operating results for the three months ended June 30, 2007) due largely to accelerated revenue growth in the Company’s principal markets … and operating margins exceeded forecasted results during this period…” Please provide a more detailed analysis that quantifies the effects of these factors on stock valuation using the income approach, highlighting the sequential period sales growth between the second and the quarter of 2007 and a comparison of the second and third quarter operating income with their respective forecasts.

•

In this regard, we note per your disclosure on page 38, your sequential period sales growth was 17.4% in the first quarter of 2007 and 16.5% in the second quarter 2007 along with … continued growth in operating income from $2.4 million in the second quarter 2006 to $4.1 million in the second quarter 2007.” Notwithstanding, the fair value of your stock only marginally increased from $4.09 as of the first quarter of 2007 to $4.14 as of the second quarter 2007. Please provide us with a more detailed analysis of the sequential period sales growth and quarter-over-quarter growth in operating income during the third quarter of 2007, quantifying the effects of such factors in your valuation model that resulted in the doubling of the fair value of your stock between the second and the third quarter of 2007. It is unclear to us how trends that might have been known to you during the previous quarters had more pronounced effects on your valuation during the third quarter.

•

Please tell us how the increased leverage of your fixed operating costs in many of your principal operating markets at levels above the Company’s initial expectations produced a greater impact on your stock valuation during the third quarter of 2007 as compared to the preceding quarters. Please provide us a more detailed sequential quarter and year-over-year quarterly analysis compared to initial expectations that supports your statement.

Securities and Exchange Commission

October 11, 2007

•

Please quantify the effect of the change in the risk adjustment, if any, which was applied to your previous valuation as a result of the Level 3 legal proceedings. We note that the decisions of the Georgia and New York Public Service Commissions were issued in June 2007.

Response: The Company acknowledges the Staff’s comment and supplementally provides the Staff Exhibits 3.1, 3.2, and 3.3. Further, the Company supplementally advises the Staff of the following events which affected the valuation in each quarter:

Review of Actual and Forecasted Operating Results between December 31, 2006 and March 31, 2007:

During the first quarter of 2007, actual revenue outpaced the Company’s forecast by $936,000 and EBITDA outperformed the Company’s forecast by $1.32M. The increase in revenue is primarily attributable to an increase in customer volume, and the increase in EBITDA is primarily attributable to both the increase in customer volume and increased leverage of the Company’s fixed operating costs, which is evidenced by the increased gross profit and EBITDA margins shown in Exhibit 3.1.

Further, during the first quarter of 2007, Level 3 (a customer and vendor) notified the Company that they would be terminating two contracts under which the company delivered transit traffic to Level 3 in a number of states. The traffic the Company terminated to Level 3 under these two contracts accounted for approximately 10.6% of the Company’s total revenue during the first six months of 2007. The decision was made to commence regulatory proceedings to prevent this and delay the planned initial public offering until this situation could be resolved.

While the Company’s actual results significantly outperformed its forecast, as shown in Exhibit 3.1, the Level 3 matter presented a potentially material risk. Therefore, the Company determined that it was appropriate to utilize the same forecast in the March 31, 2007 ($4.14) valuation as was used for the December 31, 2006 ($4.09) valuation based on the upside (i.e., operating results exceeding the forecast) and downside (i.e., the potential loss of revenue from Level 3) risks inherent in the Company’s business as of that date. A comparison of the forecasts utilized in the December 31, 2006 and March 31, 2007 valuations is presented in Exhibit 3.2.

Review of Actual and Forecasted Operating Results between March 31, 2007 and June 30, 2007

During the second quarter of 2007 the Company continued to outperform its forecast. Actual revenue exceeded the forecast by $2.24M ($3.18M year-to-date) and EBITDA exceeded the Company’s forecast by $1.22M ($2.55M year-to-date). As with the first quarter, the increase in revenue is primarily attributable to an increase in customer volume, and the increase in EBITDA is primarily attributable to both the increase in customer volume and increased leverage of the Company’s fixed operating costs, which is evidenced by the increased gross profit and EBITDA margins shown in Exhibit 3.1.

Additionally, during the second quarter of 2007, due to regulatory progress made by the Company, the Level 3 matter vastly improved. The Company had favorable regulatory results regarding this matter in several states, including Illinois, New York and Georgia. (Illinois and New York are the Company’s largest revenue-producing states.) Based on the reduction in risk from the Level 3 matter and the Company’s favorable performance relative to the forecast used for the December 31, 2006 and March 31, 2007 valuations, the internal forecast was then revised for the June 30, 2007 ($8.26) valuation. A comparison of the forecasts utilized in the March 31, 2007 and June 30, 2007 valuations is presented in Exhibit 3.2.

Finally, due to the positive results with regard to Level 3 and the precedent they set for other states, we felt confident in restarting the IPO process in June 2007 as the risk of unfavorable regulatory outcomes dropped significantly.

Securities and Exchange Commission

October 11, 2007

Impact to the Income Approach as a Result of the Above Factors as of June 30, 2007

Due substantially to the reduced exposure to Level 3 litigation and favorable rulings in key states, as well as an increased likelihood of achieving the Company’s forecasted cash flows due to increased trailing results, it was determined that the weighted average cost of capital (“WACC”) utilized in the Income Approach should be reduced by 3.5% between the March 31, 2007 valuation and the June 30, 2007 valuation, or 18.0% to 14.5%, respectively, as shown in Exhibit 3.3. With consideration of this adjustment, the per share value of our common stock increased by $0.82 per share between March 31, 2007 and June 30, 2007, as presented in Exhibit 2.2.

Additionally, as reflected in Exhibit 2.2, the increased forecasts utilized in the June 30, 2007 valuation resulted in an increase of $1.67 per share relative to the March 31, 2007 valuation. It is noted that the impact of this increase considers the impact to the Income Approach and Market Approach.

4.	Please provide us a schedule depicting the increase in the trading multiples of comparable companies during the third quarter and how you used this information to adjust your stock valuation under the market approach.

Response: The Company acknowledges the Staff’s comment and supplementally provides the Staff Exhibit 4.1. Additionally, we would like to provide the following response:

Similar to the Income Approach, due to the reduced exposure to Level 3 litigation and favorable rulings in key states, as well as an increased likelihood of achieving our forecasted cash flows due to increased trailing results, it was determined to be appropriate to increase the multiples applied to our latest twelve month (“LTM”) and forecasted results under the Market Approach. Increasing the multiples for the June 30, 2007 valuation (as per Exhibit 4.1) results in an increase of $0.57 per share relative to the March 31, 2007 valuation. Please refer to Exhibit 4.1 in this regard.

5.	To clarify your concluding statements, please tell us the following:

•	Why it would be appropriate to utilize an illiquidity adjustment factor of 20% and 15% within twelve months and six months of an IPO, respectively.

•

Addressing the conversion terms of the preferred stock series, what you mean by your statement that “on a publicly traded basis (represented by the IPO range), removing any previously applicable discount of 15% and viewing the Company’s preferred stock as a common stock equivalent results in an average fair value that would be within the IPO range.”

Response: The Company acknowledges the Staff’s comment and supplementally provides the Staff Exhibit 5.1. Additionally, the Company supplementally advises the Staff as follows:

Application of Valuation Discounts

All else being equal, an investment in which the owner is able to achieve liquidity quickly is worth more than an investment in which the owner is not able to liquidate the investment quickly. Lack of marketability forces an investor to seek a price concession to compensate for being locked into an illiquid and long-term investment. A discount for lack of marketability is appropriate for a shareholder seeking to sell an interest in a private company with no ready market.

The Company considered two types of studies that quantify the effect of a lack of marketability on the value of a business interest include: (a) studies that measure discounts on the private placement of restricted shares of publicly traded companies and (b) studies that measure discounts by comparing the relationship between the sale price of privately held company shares and the sale price of the same company’s shares in an IPO.

As the Company has moved closer to the filing of an initial public offering, the perceived liquidity of our common stock has increased. In other words, although we are still a privately held company without an active market for the Company’s shares, the increased likelihood of an IPO whereby our shareholders would have access to liquidity decreases the discount for lack of marketability that would otherwise apply absent a potential IPO.

Securities and Exchange Commission

October 11, 2007

In addition, the Company considered the fact that holders of our common stock will be subject to a lock-up following our IPO, if successful. This partially mitigates the factor above.

Considering these factors, the Company determined an appropriate discount for lack of marketability of 20% for the December 31, 2006 and March 31, 2007 valuations. Following the substantial resolution of the Level 3 litigation in June 2007, we reinitiated our IPO process. As such, the discount for lack of marketability was reduced to 15% for the June 30, 2007 valuation.

All else being equal, a noncontrolling interest in an investment is worth less than a controlling interest. A controlling-interest investor has the ability to influence key decisions related to the investment such as capital expenditures, sale decisions, and return of investors’ capital. An owner of the Subject Interest is unable to exert control over the operations of the Company. Control is advantageous to an investor in a company such as Neutral Tandem because of the ability to elect directors, approve a sale of the Company or pursue an IPO, and cause other actions that would affect the value of Neutral Tandem. Thus, a controlling interest is more valuable than a noncontrolling interest.

In determining the lack of control discount applicable to the Subject Interest, we considered numerous court cases that have held that noncontrolling interests are less valuable than corresponding controlling interests in the same investment, regardless of who owns the remaining interest (see Estate of Bright v. United States, 658 F.2d 999 (5th Cir. 1981); Propstra v. United States, 680 F.2d 1248 (9th Cir. 1982); and Estate of Lee v. Commissioner, 69 T.C. 860 (1978), acq., 1980-2 C.B. 2.).

In addition to these cases, the Company considered the results of studies that have been completed that attempt to measure the diminution of value associated with holding a noncontrolling interest as compared to a controlling interest (specifically, control premium studies and closed-end fund studies).

Based on the results of these studies, and considering the fact that two shareholders control more than 50% of the voting rights of the Company, a discount for lack of control of 15% was determined to be appropriate for application in the valuation of the remaining common shares. Beginning with the June 30, 2007 valuation, as the Company reinitiated its IPO process, it was determined that a reduction in this discount was appropriate to reflect the increased scrutiny that we, and our controlling shareholders, would be subject to as a public, SEC-reporting entity. As such, this increased scrutiny would mitigate the abovementioned factors to the noncontrolling shareholders. Based thereon, this discount was reduced to 10%.

Comparison of the Mid-Point of the Proposed IPO Range ($12.00) to the June 30, 2007 Valuation

In order to compare the results of our valuation analysis on a privately-held, pre-IPO basis (i.e., $8.26) with the expected per share value of our stock after consideration of the proposed IPO (i.e., $12.00, on a publicly traded basis), the Company considered the fact that (a) discounts for lack of control and lack of marketability would not be applicable for publicly-traded common stock due to the liquidity and scrutiny provided by public markets, and (b) our preferred stock will convert to common stock upon the occurrence of the IPO. Further, during the third quarter of 2007, the Level 3 situation continued to improve. Level 3 attempted to have re-hearings in both IL and NY (our largest revenue-producing states). The regulators in both states denied Level 3’s petitions for re-hearings, and the regulatory commission process became complete in the Company’s two largest and most profitable states, thus reducing significant risk to the company. Please see Exhibit 5.1 in this regard.

Compensation Discussion and Analysis, page 71

Elements of Compensation, page 72

6.

We note your disclosure of your corporate targets for the 2006 fiscal year. However, you also discuss quantitative individual objectives in connection with the annual cash incentive bonus program. Please revise to disclose such objectives for 2006. Further, clarify on page 83 whether these individual objectives were considered in connection with the stock option grants made in the second half of 2006 and, if so, describe how they were considered. Currently, your disclosure on page 74 under “Long Term Incentive Plan Awards” indicates that periodic stock

Securities and Exchange Commission

October 11, 2007

options grants are based upon the achievement of the individual targets, but the disclosures on page 83 only addresses the achievement of the corporate targets.

Response: The Company will revise its disclosure on page 73 in response to the Staff’s comment substantially in the form attached hereto.

7.	So that investors will have a better understanding of how difficult it will be to achieve the stretch goals in 2007, please disclose the percentage by which the stretch goals exceed your corporate targets.

Response: The Company will revise its disclosure on page 73 in response to the Staff’s comment.

8.	We reissue our prior comment 14. Although we note from your disclosure on page 83 that options were awarded in 2006 based upon projected achievement of corporate targets, it is unclear how this determination resulted in differing option grant amounts to your named executive officers. We note your general disclosure of differences in compensation on page 76, but believe more detail is necessary to explain your 2006 option grants. In addition, disclose whether the Compensation Committee will utilize the same standard, i.e., “on a path to substantially meet the internal business plan,” to determine whether you “may or may not make such mid-year stock option grants” in the future.

Response: The Company will revise its disclosure on page 83 in response to the Staff’s comment substantially in the form attached hereto.

Annual Cash Incentive Bonus, page 73

9.	Please refer to your statement that based on your “…results to date and assuming similar results for the remainder of the year, we anticipate that the corporate target’s portion of the incentive bonus and stretch bonus will be attained in 2007.” Tell us if the financial statements reflect an accrual for the prorated incentive bonuses earned to date. If not, tell us why.

Response: The Company supplementally advises the Staff that it has recorded an accrual for the prorated incentive bonuses earned to date and this amount is reflected in the unaudited consolidated financial statements as of and for the six months ended June 30, 2007.

Securities and Exchange Commission

October 11, 2007

Note 3. Restatement of Consolidated Financial Statements, page F-12

10.	We note your response to prior comment 17. Please tell us why the 2004 consolidated statements of operations and cash flows were not restated for the revised accounting for the warrants to purchase convertible preferred stock.

Response: The Company supplementally advises the Staff that, as disclosed in Note 6 on page F-15 of the prospectus, the fair value of the warrants issued during 2004 at the time of issuance was recorded as a reduction of the carrying amounts of the notes. At December 31, 2004, the change in the fair value of the warrants between the dates of issuance and the year end was insignificant. Thus, the Company did not have to restate the consolidated statement of operations and cash flows for the year ended December 31, 2004.

We hope that the foregoing has been responsive to the Staff’s comments. The Company has acknowledged that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s previous comment letter. All inquiries, comments, notices and orders with respect to this letter, should be directed to Andrew J. Terry of Kirkland & Ellis LLP at (312) 861-2192. The address of the Company is Neutral Tandem, Inc., One South Wacker Drive, Suite 200, Chicago, IL 60606, Attention: Rian J. Wren.

Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Sincerely,

/s/ Andrew J. Terry

Andrew J. Terry

cc:	Rian J. Wren, Neutral Tandem, Inc.

Gerald T. Nowak, Kirkland & Ellis LLP

Steve Schreiber, Deloitte & Touche LLP

Neutral Tandem, Inc.

Response to SEC Comment Letter dated October 10, 2007

Exhibit 2.1

	In Millions, Except Per Share Values		9/30/2006		12/31/2006		3/31/2007		6/30/2007
1	Discounted Cash Flow Method		$146.0		$155.7		$159.0		$289.0
2	Guideline Company Method		172.7		182.6		186.4		300.0

3	Enterprise Value [a]		$160.0		$169.0		$173.0		$295.0

4	Less: Interest-Bearing Debt		(10.0)		(11.5)		(12.5)		(10.6)
5	Add: Cash and Cash Equivalents		19.6		20.7		19.4		20.1
6	Add: Cash Inflow from Exercise of Options and Warrants		3.6		6.2		6.2		6.7

7	Marketable, Controlling-Interest Value of Equity		173.2		184.4		186.1		311.2

8	Less: Out-of-the-Money Preferred Stock [b]		(40.7)		(41.5)		(41.7)		(53.6)

9	Marketable, Controlling-Interest Value of Common Equity		132.6		142.9		144.4		257.6

10	Less: Discount for Lack of Control [c]	15%	(19.9)	15%	(21.4)	15%	(21.7)	10%	(25.8)

11	Marketable, Noncontrolling-Interest Value of Common Equity		112.7		121.5		122.7		231.9

12	Less: Discount for Lack of Marketability [c]	25%	(28.2)	20%	(24.3)	20%	(24.5)	15%	(34.8)

13	Nonmarketable, Noncontrolling-Interest Value of Common Equity		84.5		97.2		98.2		197.1

14	Divided by: Partially Diluted Shares Outstanding [d]		23.0		23.7		23.7		23.9

15	Fair Market Value of Common Equity Per Share		$3.68		$4.09		$4.14		$8.26

[a]	The changes to Enterprise Value are addressed in the response to comments #3 and #4.
[b]	Valued using the Current Value Method for valuation dates prior to 6/30/2007. Valued using the Option Pricing Method for the 6/30/2007 valuation date. It is noted that the difference between the Current Value Method and Option Pricing Method for valuation dates prior to 6/30/2007 was not material.

[c]	The changes to the discounts are addressed in the response to comment #5.
[d]	Includes all common shares and Series A and B-1 preferred stock, including options and warrants thereon.

Neutral Tandem, Inc.

Response to SEC Comment Letter dated October 10, 2007

Exhibit 2.2

	In Millions, Except Per Share Values
	Bridge from 3/31/2007 to 6/30/2007 Values	Enterprise Value	Equity per Share

1	Value @ 3/31/2007	$173.0	$4.14

2	Decrease in WACC [a]	33.0	$0.82
3	Increase in Multiples [a]	23.0	$0.57
4	Increase in Forecast [a]	66.0	$1.67
5	Decrease in Valuation Discounts [b]	n/a	$0.90
6	Other Factors	n/a	$0.16

7	Value @ 6/30/2007	$295.0	$8.26

[a]	Due to (1) increased likelihood of achieving projected cash flows due to increased trailing results, (2) reduced exposure to Level 3 litigation and favorable rulings in key states, (3) improved margins on a trailing and projected basis, and (4) increased market multiples for the guideline companies. These items are addressed in more detail in our responses to comments #3 and #4.

[b]	Addressed in the response to comment #5.

Neutral Tandem, Inc.

Response to SEC Comment Letter dated October 10, 2007

Exhibit 3.1

	In Millions
		3/31/2007 YTD		6/30/2007 YTD
	Actual Results vs. Budget [a]	Actual	Budget	Actual	Budget

1	Revenue	$17.6	$16.7	$38.1	$34.9

2	Gross Profit	11.4	9.6	24.9	20.3
3	Gross Profit Margin	64%	57%	65%	58%

4	EBITDA	5.6	4.3	11.8	9.3
5	EBITDA Margin	32%	26%	31%	27%

[a]	The Company's performance relative to budget is addressed in the response to comment #3.

Neutral Tandem, Inc.

Response to SEC Comment Letter dated October 10, 2007

Exhibit 3.2

	In Millions
		For the 12 Months Ended
	Forecast Used in 12/31/2006 Valuation [a]	12/31/2006	12/31/2007	#NAME?	#NAME?

1	Revenue	$52.9	$74.4	$103.2	$129.6

2	Gross Profit	31.6	42.6	60.9	77.3
3	Gross Profit Margin	60%	57%	59%	60%

4	EBITDA	14.3	18.6	31.5	44.8
5	EBITDA Margin	27%	25%	31%	35%

		For the 12 Months Ended
	Forecast Used in 3/31/2007 Valuation [a]	3/31/2007	12/31/2007	#NAME?	#NAME?

6	Revenue	$56.7	$74.4	$103.2	$129.6

7	Gross Profit	34.5	42.6	60.9	77.3
8	Gross Profit Margin	61%	57%	59%	60%

9	EBITDA	16.2	18.6	31.5	44.8
10	EBITDA Margin	29%	25%	31%	35%

		For the 12 Months Ended
	Forecast Used in 6/30/2007 Valuation [a]	6/30/2007	12/31/2007	#NAME?	#NAME?

11	Revenue	$66.8	$83.1	$109.2	$136.5

12	Gross Profit	42.3	53.4	69.6	87.5
13	Gross Profit Margin	63%	64%	64%	64%

14	EBITDA	19.7	26.1	37.8	49.2
15	EBITDA Margin	30%	31%	35%	36%

[a]	The changes to the Forecast are addressed in the response to comment #3.

Neutral Tandem, Inc.

Response to SEC Comment Letter dated October 10, 2007

Exhibit 3.3

		12/31/2006	3/31/2007	6/30/2007

1	Required Return on Equity [a]	21.2%	22.2%	17.3%
2	Required After-Tax Return on Debt	6.0%	6.0%	6.0%

3	Equity Allocation	75%	75%	75%
4	Debt Allocation	25%	25%	25%

5	WACC	17.5%	18.0%	14.5%

[a]	The changes to the required return on equity are addressed in the response to comment #3.

Neutral Tandem, Inc.

Response to SEC Comment Letter dated October 10, 2007

Exhibit 4.1

	Multiples @ 3/31/2007	EV / LTM EBITDA	EV / 2007 EBITDA	EV / 2008 EBITDA

1	Minimum	8.2x	6.8x	6.3x
2	Lower Quartile	12.1x	9.5x	7.9x
3	Harmonic Mean	13.3x	11.7x	9.5x
4	Median	14.6x	12.7x	10.4x
5	Upper Quartile	17.2x	16.9x	12.0x
6	Maximum	21.4x	20.4x	15.0x

7	Selected	11.0x	10.0x	6.5x

	Multiples @ 6/30/2007	EV / LTM EBITDA	EV / 2007 EBITDA	EV / 2008 EBITDA

8	Minimum	8.9x	8.4x	7.1x
9	Lower Quartile	12.6x	10.1x	8.2x
10	Harmonic Mean	14.8x	12.8x	9.7x
11	Median	14.3x	13.6x	9.0x
12	Upper Quartile	21.4x	16.2x	12.8x
13	Maximum	27.4x	23.1x	16.5x

14	Selected [a]	14.0x	12.0x	8.5x

[a]	Due to (1) increased likelihood of achieving projected cash flows due to increased trailing results, (2) reduced exposure to Level 3 litigation and favorable rulings in key states, (3) improved margins on a trailing and projected basis, and (4) increased market multiples for the guideline companies. These items are addressed in more detail in our responses to comments #3 and #4.

Neutral Tandem, Inc.

Response to SEC Comment Letter dated October 10, 2007

Exhibit 5.1

	Bridge from 6/30/2007 Value to Mid-Point of Proposed IPO Range	FMV of Equity

1	Value @ 6/30/2007	$8.26

2	Exclude Valuation Discounts [a]	$2.56
3	Convert Preferred Shares to Common Shares [a]	$0.60
4	Other Factors [a]	$0.58

5	Mid-Point of Proposed IPO Range	$12.00

[a]	Addressed in the response to comment #5.

ADDITIONAL SUPPLEMENTAL FORM S-1 DRAFT PAGES

The average fee per minute varies depending on market forces and type of service. The market rate in each market is based upon competitive conditions along with the local transit rates offered by the ILECs. Depending on the markets we enter, we may enter into contracts with our customers with either a higher or lower fee per minute than our current average. For example, although we regard the ten new markets that we added in 2005, the 20 additional markets we added in 2006 and the 13 new markets added in 2007 as financially attractive, the rates we charge in those markets are generally lower than the rates we charge in the markets we initially opened in 2004. We expect the average fee per billed minute to continue to decrease as we add new markets with lower fees per minute than our current average. Although we expect that the total number of minutes switched by our network will increase as we enter new markets, our revenues would decrease if our average fee per minute were to continue to decline and we were unable to increase the total number of minutes switched by our network.

Our service solution incorporates other components beyond switching. In addition to switching, we provision trunk circuits between our customers’ switches and our network locations at our own expense and at no direct cost to our customers. We also provide quality of service monitoring, call records and traffic reporting and other services to our customers as part of our service solution. Our per minute fees are intended to incorporate all of these services.

While generally not seasonal in nature, our revenues are affected by certain events such as holidays, the unpredictable timing of direct connects between our customers, and installation and implementation delays. These factors can cause our revenue to both increase or decrease unexpectedly. See “Risk Factors—Risks Factors Related to Our Business—We could experience material variances in our revenues.”

Our revenues could also be affected as a result of disputes with Level 3. See “Business—Legal Proceedings.”

Operating Expense

Operating expenses consists of network and facilities expense, operations expenses, sales and marketing expenses, general and administrative expenses, depreciation and amortization, impairment of fixed assets and the gain or loss on the disposal of fixed assets. Personnel-related costs are the most significant component as we grew from 58 employees at December 31, 2004 to 122 employees at June 30, 2007.

Network and Facilities Expense.    Our network and facilities expense include transport and signaling network costs, facility rents and utilities, together with other costs that directly support the switch locations. We do not defer any costs associated with the start-up of new switch locations and we do not capitalize any costs.

The start-up of an additional switch location can take between three months to six months. During this time we typically incur facility rent, utilities, payroll and related benefit costs along with initial non-recurring circuit installation costs. Revenues generally follow sometime after the sixth month. As part of our planned expansion into 24 new markets during the 12 months following June 30, 2007, we expect to record approximately $2.3 million of additional network and facilities expenses.

Network transport costs typically occur on a repeating monthly basis, which we refer to as recurring costs, or on a one-time basis, which we refer to as non-recurring costs. Recurring costs primarily include monthly usage charges from telecommunication carriers, related to the circuits utilized by us to interconnect our customers. As our traffic increases, we must provide additional circuits. Non-recurring costs primarily include the initial installation of such circuits. Facility rents include the leases on our switch facilities, which expire through September 2017. Additionally, we pay the cost of all the utilities for all of our switch locations.

The largest component of our other costs relates to charges we pay to utilize the ILEC services. We incur some monthly charges from the ILECs as we diversify our network and provide alternative routes to complete our customers’ traffic. In some cases, we may not have sufficient capacity of network transport lines installed in our own network to handle the volume of traffic destined for a particular customer. In this case, we will incur these charges, generally temporarily, in order to maintain a high quality of service. We attempt to minimize these charges by managing our network, recognizing when additional capacity is required and working with our customers to augment the transport capacity required between our network and theirs.

Other (Income) Expense.    Other expense increased from $0.2 million in the year ended December 31, 2004 to $1.3 million in the year ended December 31, 2005, or 5.9% and 4.6% of revenue, respectively. The increase in our other expense resulted from a $0.5 million increase in our interest expense related to increased borrowings under our facility with an affiliate of Western Technology Investment, which was partially off-set by $0.1 million in interest income from higher average balances in our short term investments. In addition, the fair value of warrants increased by $0.7 million.

Provision for Income Taxes.    There were no income tax provisions in the years ended December 31, 2004 and 2005 as a result of our net operating losses. The operating losses were not benefited given the uncertainty of future earnings.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operations, the sale and issuance of preferred shares and equity, and borrowings under our credit facility. Our principal uses of cash have been capital expenditures for switch equipment, working capital and debt service requirements. We anticipate that our principal uses of cash in the future will be facility expansion, capital expenditures for switch equipment and working capital. As part of our planned expansion into 24 new markets during the 12 months following June 30, 2007, we expect to record approximately $5.9 million of additional capital expenditures related primarily to the installation of switching equipment approximately $2.3 million in network and facilities expenses and approximately $1.0 million in operation expenses.

Our capital expenditures of $8.1 million, $14.0 million and $17.1 million in the years ended December 31, 2004, 2005 and 2006, respectively, and $7.3 million and $8.1 million in the six month periods ended June 30, 2006 and 2007, respectively, related primarily to the installation of switching equipment in existing and new locations.

Working capital increased from $14.0 million at June 30, 2006 to $17.4 million at June 30, 2007. The increase in working capital at June 30, 2007 is due primarily to an increase in receivables, deferred tax asset and other assets partially offset by an increase in accrued expenses and current installment of long term debt. Working capital increased from $3.7 million at December 31, 2005 to $18.2 million at December 31, 2006. The increase in working capital in 2006 is primarily due to borrowings under our credit facility and issuance of preferred stock partially offset by our investment in switch equipment and an increase in both accrued expenses and the current portion of long-term debt.

Cash, cash equivalents and short-term investments decreased from $20.9 million at June 30, 2006 to $20.1 million at June 30, 2007. The decrease in cash, cash equivalents and short-term investments at June 30, 2007 is due to cash used to finance capital expenditures for switch equipment and reduce other debt obligations, partially offset by increased borrowings under our credit facility and cash flows from operations. Cash, cash equivalents and short-term investments increased from $5.7 million at December 31, 2005 to $20.1 million at December 31, 2006. The increase in cash, cash equivalents and short-term investments at December 31, 2006 is due to the equity financing completed in February 2006, increased borrowings under our credit facility and cash flows from operations, partially offset by cash used to finance capital expenditures for switch equipment and reduce other debt obligations.

We believe that cash flow from operating activities (including the proceeds to be received from this offering) will be sufficient to fund our operations, including our anticipated growth plans, for the foreseeable future and in any event for at least the next 12 to 18 months. We regularly review acquisitions and additional strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisitions or strategic opportunities.

Other than our retention of Human Capital Solution in 2005, we have not retained any other compensation consultant to review our policies and procedures relating to executive compensation. Human Capital Solution continues to provide outsourced human resources management services to us but has not performed any additional compensation benchmark studies for us since 2005. Our Compensation Committee may request a similar study periodically in the future if it feels it is necessary, and it does informally consider competitive market practices by speaking to recruitment agencies and reviewing publicly available information relating to compensation of executive officers at other comparable telecommunications companies.

Our Compensation Committee reviews and approves all of our compensation policies.

Elements of Compensation

The principal elements of our compensation package are as follows:

•	base salary;

•	annual cash incentive bonuses;

•	long-term incentive plan awards;

•	severance benefits;

•	change in control benefits;

•	perquisites and other compensation; and

•	retirement benefits.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. When establishing base salaries, the Compensation Committee and management considered a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the ability to replace the individual, the base salary of the individual at their prior employment and the number of well qualified candidates to assume the individual’s role. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions at comparable companies.

Base salaries are reviewed at a minimum annually by our Compensation Committee during our performance review, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Cash Incentive Bonus

We have an annual cash incentive bonus plan for nearly all employees, including our named executive officers. The annual cash incentive bonuses are intended to compensate for the achievement of both our annual financial goals and individual annual performance objectives, outlined below. Amounts payable under the annual cash incentive bonus plan are calculated as a percentage of the applicable officer’s base salary, with higher ranked executive officers being compensated at a higher percentage of base salary. The corporate targets and the individual objectives are given roughly equal weight in the bonus analysis. The corporate targets are the financial metrics contained in the internal business plan adopted by our board of directors, including revenue, EBITDA and net income. For 2006, our corporate targets were revenues of $56.9 million, EBITDA of $13.8 million and net income of $6.3 million. Since the components of the corporate targets for 2007 contain highly sensitive data such as targeted revenue growth and operating income, we do not disclose specific future measures and targets because we believe that such disclosure would result in serious competitive harm and be detrimental to our operating performance. Achievement of the annual internal business plan financial metrics adopted by our board of directors will result in full credit being given for the corporate targets portion of the annual cash incentive bonus. In addition, if the annual internal business plan financial metrics are exceeded by pre-determined targeted percentage (5% for revenue and 10% for EBITDA), or “stretch goal,” the annual cash incentive bonus for our named executive officers may be increased above the target bonus. For example, while the 2007 target bonus for our named executive officers is set at 40% of their annual base salary, for 2007 our Compensation Committee has established a “stretch goal” with specific criteria tied to exceeding the annual internal business plan which could result in an additional 20% cash incentive bonus for meeting such “stretch goals.” Individual objectives are necessarily tied to the particular area of expertise of the employee and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. The individual objectives for our named executive officers for 2006 and 2007 include the following primary qualitative and quantitative criteria:

•

Mr. Wren, Chief Executive Officer: qualitative criteria such as recruitment, retention and development of senior management, and strategic positioning of our products and services and quantitative criteria such as performance against internal business plan financial metrics. For 2006, Mr. Wren’s quantitative actual performance against internal business plan financial metrics were the same as the corporate targets for that year and due to our success against those targets, he met that criteria.

•

Mr. Junkroski, Chief Financial Officer: qualitative criteria such as management of our financial and administrative affairs and management of human resources and quantitative criteria such as cost management of actual results versus performance against internal business plan financial metrics and accuracy of model forecasting. For 2006, Mr. Junkroski substantially met his quantitative accuracy of model forecasting criteria as a result of his forecasting of our actual performance for that year.

•

Dr. Saboo, Chief Operating Officer: qualitative criteria such as management of our services delivery and recruitment and development of employees and quantitative criteria such as control of costs relative to budgeted forecasts. For 2006, Dr. Saboo met his quantitative control of costs relative to budgeted forecasts as a result of our actual expenses being lower than forecasted.

•

Mr. Gavillet, Executive Vice President and General Counsel: qualitative criteria such as management of our legal affairs and external affairs and quantitative criteria such as legal cost relative to budget forecasts. For 2006, Mr. Gavillet substantially met his quantitative criteria of operating legal affairs relative to budget forecasts for the department.

Measurement of the above criteria is both quantitative and qualitative. For example, actual performance is compared relative to internal business plan financial metrics to determine if a quantitative criteria is met, whereas, qualitative factors are based upon a review of the prior year’s events and the change, if any, in the relative criteria. Successful attainment of both qualitative and quantitative individual objectives combined with successful achievement of the annual internal business plan financial metrics adopted by our board of directors will result in payment of the full annual cash incentive bonus. Achievement of both the corporate and individual criteria to secure the target bonus are not assured and were set at challenging levels. Achievement of the stretch goal criteria will be much more challenging than the target bonus and will be much less likely to occur.

The corporate and individual targets under our annual cash incentive bonus program are intended to be challenging yet achievable for the participants, but only if there was a high level of performance by our executive officers and if we have what we consider to be a successful year. The targets are meant to require substantial efforts by executive officers and their teams toward our strategic goals and cost cutting measures, but at the same time they were intended to be within reach if such significant efforts were made. In addition, achievement of “stretch goal” criteria will be substantially more challenging and therefore less likely to be achieved. For 2006, all of the named executives achieved the maximum target bonus of 40%. There was no stretch goal established for 2006. Although our named executive officers earned their target bonuses in 2006, there can be no assurance that they will perform to a sufficient level to achieve such bonuses in 2007. Nonetheless, based on our results to date and assuming similar results for the remainder of the year, we anticipate that the corporate target’s portion of the incentive bonus and stretch bonus will be attained in 2007. The current financial statements reflect an accrual for the prorated incentive bonuses earned to date.

The bonus awards for 2006 and the expected target bonus awards for 2007 (each as a percentage of annual base salary) for the named executive officers are:

Category	2006 Target Bonus as a % of Annual Base Salary	2007 Target Bonus as a % of Annual Base Salary
Rian Wren	40%	40%
Robert Junkroski	40%	40%
Ronald Gavillet	40%	40%
Surendra Saboo	40%	40%
James Hynes	0%	0%

capacity as a member of our board of directors. Mr. Hynes received no options in his capacity as an executive officer in 2006.
(2)	Mr. Wren joined us in February of 2006. Amounts reflected under the “Options Awards” column include 864,000 options granted to Mr. Wren on February 6, 2006 and an additional 250,000 options granted on October 11, 2006 in his capacity as our Chief Executive Officer. Mr. Wren received no options in his capacity as a director in 2006.
(3)	Dr. Saboo joined us in May of 2006.
(4)	Reflects the compensation expense recognized during fiscal 2006 in accordance with FAS 123(R). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and note 2 to the consolidated financial statements included elsewhere in this prospectus for a discussion of the relevant assumptions used in calculating the grant date fair value pursuant to FAS 123(R).
(5)	Mr. Wren’s “All Other Compensation” consists of $48,750 for reimbursement of moving expenses and closing costs associated with the sale of Mr. Wren’s home in New Jersey and $27,767 related to the use of a corporate apartment in Chicago Illinois from February until September 2006 and $42,037 to reimburse Mr. Wren for federal and state taxes. Dr. Saboo’s “All Other Compensation” consists primarily of reimbursement of approximately $13,926 for moving expenses and use of a corporate apartment from May until September 2006.

Grants of Plan-Based Awards

During 2006, we granted awards to our CEO, CFO and other named executive officers pursuant to our 2003 Stock Incentive Plan. Information with respect to each of these awards, including estimates regarding future payouts during the relevant performance period under each of these awards on a grant by grant basis, is set forth in the table below. For more information, see “—Elements of Compensation” above.

As noted above, the Compensation Committee carefully determines the mix of compensation, both among short and long-term compensation and cash and non-cash compensation, to determine compensation structures that we believe are appropriate for each of our named executive officers. We use long-term compensation (including options) to encourage long-term growth in shareholder value and further our additional objectives discussed above. In order to reward our named executive officers for early successful execution of the internal annual business plan in the first half of 2006 and encourage the retention of the named executive officers, we made certain stock option grants in the second half of 2006. Measurement of the early success in achievement of the financial metrics of the internal annual business plan compared to the actual performance of the Company in the first six months of 2006 showed the Company was on a path to substantially meet the internal annual business plan. See the “Annual Cash Incentive Bonus” above for a discussion regarding the criteria used to determine this progress. Also, the Compensation Committee considered the progress of named executive officers on their individual performance objectives. See the “Annual Cash Incentive Bonus” above for a discussion regarding the criteria used to determine this progress. This consideration resulted in Dr. Saboo receiving a slightly larger option award due to significant cost savings measures Dr. Saboo instituted. Mr. Wren received the largest option award due to his significantly greater responsibility relative to the other named executive officers. While we may or may not make such mid-year stock option grants to our named executive officers in the future based upon the Company’s and the individuals performance at such time, we have no current plans to continue to make such mid-year grants at this time. It is planned however that annual grants will continue to be made after review of actual results at the end of the calendar year.